BRB Foods Inc.

Rua Doutor Eduardo de Souza Aranha

387 – Conjunto 151, Sao Paulo, SP 04543-121

VIA EDGAR

July 8, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

Washington, D.C. 20549

Re:	BRB Foods Inc.

Registration Statement on Form S-1

File No. 333-276557

Filed on June 3, 2024

Dear Ms. Sidwell:

BRB Foods Inc. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s submission of its Amendment No. 1 to Registration Statement on Form S-1 on June 3, 2024 as set forth in the Staff’s letter dated June 27, 2024 (the “Comment Letter”). Concurrently with filing of this letter, the Company is filing an Amendment No. 2 to Registration Statement on Form S-1 (the “Amended Registration Statement”), which includes changes to reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Amended Registration Statement.

Form S-1 Amendment No. 1 6/3/24

General

1.	We note your disclosure on page Alt-i and Alt-12 that your selling securityholders may sell their securities in one or more underwritten offerings on a firm commitment or best efforts basis. Please confirm your understanding that the retention by a selling stockholder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to your undertaking provided pursuant to Item 512(a)(1)(iii) of Regulation S-K.

Response: We respectfully advise the Staff that we have revised relevant disclosures on page Alt-12 of the Amended Registration Statement to clarify that an underwriter retained by a selling shareholder may not sell such selling shareholder’s shares unless and until we set forth the names of the underwriters and the material details of their underwriting arrangements with a selling shareholder in a replacement resale prospectus included in a post-effective amendment to the registration statement of which the resale prospectus is a part. Further we hereby confirm our understanding that the retention by a selling stockholder of an underwriter would constitute a material change to our plan of distribution requiring a post-effective amendment.

Cover Page

2.	We note your response to prior comment 1 and reissue. The 2,000,000 shares to be offered appears to be based on the assumed mid-point of the price range, suggesting that the number of shares to be sold to the underwriters may fluctuate based on the final initial public offering price. Since the principal amount of securities to be offered is not price-related information, you may not omit this information or provide a range of securities to be sold. Please revise to definitively state the number of shares to be sold in the firm commitment offering. Please refer to Securities Act Rules Compliance and Disclosure Interpretation Questions 227.02 and 227.03.

Response: We respectfully advise the Staff that we have revised relevant disclosures included on the cover page and other relevant sections of the Amended Registration Statement to definitely state that 2,000,000 shares of our common stock are expected to be sold in the form commitment offering.

Summary, page 9

3.	Your disclosure on page 9 indicates 112,767 shares issuable upon conversion of convertible notes and an assumed public offering price is $4.00. However, elsewhere you indicate 100,068 shares at $4.50. Please revise this inconsistency.

Response: We respectfully advise the Staff that we have revised relevant disclosures on page 9 of the Amended Registration Statement to clarify that 100,068 shares are issuable upon conversion of convertible notes and said convertible notes convert at a conversion price equal to 65% of the offering price per share of common stock in the offering. which is assumed to be $4.50 per share.

Risk Factors, page 11

4.	Please expand your discussion of interest rates to specifically identify the impact of rate increases by Brazil’s Central Bank on your operations and how your business has been affected. For example, describe whether your borrowing costs have recently increased or are expected to increase and your ability to pass along your increased costs to your customers.

Response: We respectfully advise the Staff that we have revised the risk factor on page 28 of the Amended Registration Statement to expand our discussion of interest rates to specifically include a discussion of the impact of rate increases by Brazil’s Central Bank on our operations and how our business has been affected.

Use of Proceeds, page 38

5.

We note your response to our prior comment 10 in our June 5, 2023 letter and reissue. Please expand your disclosure in this section to describe in greater detail the specified purposes for which the net proceeds are intended to be used and, if material amounts of other funds will be necessary to accomplish the specified purposes, state the order of priority of the specified purposes of the net proceeds and provide an estimate of the amounts of such other funds and the sources thereof. If you have no specific plans for the proceeds, discuss the principal reasons for the offering.

Response: We respectfully advise the Staff that we have expanded disclosures included in the Use of Proceeds section on page 38 of the Amended Registration Statement to describe in greater detail the specified purposes for which the net proceeds of this offering are intended to be used. Specifically, we disclose that net proceeds from the offering will be primarily used in the following ways: (i) 85% of the net proceeds for general corporate purposes including working capital, capital expenditures and operating expenses such as procurement of IT systems, marketing and sales expenses, supply chain expenses, and logistics; and (ii) 15% of the net proceeds to acquire additional resources to support our product development and business growth strategy. Furthermore, we respectfully advise that material amounts of other funds will not be necessary to accomplish the specified purposes disclosed therein.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 43

6.	Please expand your discussion of Brazil’s interest rates to describe their impact on your financial condition, including your balance sheet. For example, given rising rates, describe any resulting impacts on your inventory, accounts payable, long-term debt, or accrued expense balances. Expand your disclosure to describe how you are funding these additional costs.

Response: We respectfully advise the Staff that we have included relevant disclosures on page 44 of the Amended Registration Statement to expand our discussion of Brazil’s interest rates to describe their impact on our financial condition including our balance sheet.

2023 Equity Incentive Plan, page 75

7.	We note your disclosure that you have granted to certain director and employees of the Company or its subsidiaries (the “Beneficiaries”) options to acquire up to an aggregate total of 515,000 shares of your common stock. In addition, you disclose that on June 30, 2023, the Company granted 150,000 stock options to Mr. Fabio F. Farina, former Chief Financial Officer of the Company. Please disclose the related exercise price and fair value at grant date of the options. In addition, please disclose if you recognized stock-based compensation expense related to them in fiscal 2023.

Response: We respectfully advise the Staff that we have revised relevant disclosures on page 75 of the Amended Registration Statement to clarify that effective March 1, 2024, Mr. Fabio F. Farina resigned as the Chief Financial Officer and Director of the Company and, consequently, the restricted stock units granted to Mr. Farina were forfeited to the Company on March 1, 2024. Mr. Farina’s restricted stock units did not vest prior to his resignation and there was no related obligation to the Company in fiscal 2023. Therefore, no stock-based compensation expense related to the restricted stock units granted to him was recognized in fiscal 2023. We have further revised relevant disclosures to confirm that we have not recognized stock-based compensation expense related to stock options in fiscal 2023.

Independent Auditor’s Report on Financial Statements, page F-29

8.	We note your auditor’s report only covers the financial statements for fiscal year ended December 31, 2023; however, the financial statements included in your registration statement relate to the two years ended December 31, 2023 and 2022. In this regard, please provide an auditor’s report that covers all periods presented. Further, the auditor’s report should refer to the appropriate titles of the financial statements (e.g., balance sheets, statements of operations, stockholders’ equity and cash flows). Refer to the guidance in AS 3101 and illustrative example provided in Appendix B and revise accordingly.

Response: We respectfully advise the Staff that we have included our auditor’s report on page F-30 of the Amended Registration Statement which covers the financial statement for the fiscal years ended December 31, 2023 and 2022. Further, the auditor’s report refers to the appropriate titles of the financial statements as provided by the guidance in AS 3101.

Balance Sheet, page F-31

9.	Please revise the title of financial statements on page F-31 and F-32 to consolidated balance sheets. Further, revise your filing to include the following:

●	for each class of common shares state on the face of your balance sheet the number issued or outstanding, as appropriate, and the dollar amount thereof. If convertible, this fact should also be indicated on the face of the balance sheet;

●	show in a note or statement the changes in each class of common shares for each period for which a statement of comprehensive income is required to be filed. Similarly, revise your interim financial statements accordingly. You may refer to Rule 5-02 of Regulation S-X for further guidance.

Response: We respectfully advise the Staff that we have revised the title of the financial statement on pages F-32 and F-3 of the Amended Registration Statement. Additionally, we have stated on the face of our balance sheet the number issued or outstanding, as appropriate, and the dollar amount thereof for each class of common shares. Further, we have disclosed the changes in each class of common shares for each period for which a statement of comprehensive income is required to be filed in Note 19 to the financial statements beginning on page F-53 of the Amended Registration Statement.

Income Statement, page F-33

10.	Please revise the face of your income statement to include earnings per share data in accordance with Rule 5-03(b)25 of Regulation S-X and ASC 260-10-45. Similarly revise your interim income statements for the periods ended March 31, 2024 and 2023 on page F-6. Additionally, revise your notes to the financial statements to include the disclosures required by ASC 260-10-50.

Response: We respectfully advise the Staff that we have revised our income statements included on pages F-4 and F-34 of the Amended Registration Statement to include earnings per share data. Additionally, we have revised Note 19 to the financial statements included on pages F-53 and F-54 of the Amended Registration Statement to include disclosures required by ASC 260-10-50.

Notes to Condensed Consolidated Financial Statements, page F-37

11.	We note your response to our comment number 9. You advise that “all convertible notes are recognized as current liabilities in our accounts payable.” Per your Note 14, Accounts Payable on page F-48, the entire balance appears to be related to supplier obligations. Please advise.

Response: We respectfully advise the Staff that all convertible notes are recognized as current liabilities in our related parties account.

12.	Please revise your notes to the financial statements to disclose the changes in the number of shares of equity securities during at least the most recent annual fiscal period and any subsequent interim period presented in accordance with ASC 505-10-50-2. Disclosure of such changes may take the form of separate statements or may be made in the basic financial statements or notes thereto. Additionally, revise to explain the pertinent rights and privileges of the various securities outstanding as required by ASC 505-10-50-3.

Response: We respectfully advise the Staff that we have revised Note 19 to the financial statements included on pages F-53 and F-54 of the Amended Registration Statement to disclose the changes in the number of shares of equity securities during the relevant period required in accordance with ASC 505-10-50-2. Further, we have revised disclosures included in Note 19 to the financial statements included on pages F-53 and F-54 of the Amended Registration Statement to explain the pertinent rights and privileges of the various securities outstanding as required by ASC 505-10-50-3.

We thank the Staff for its review of the foregoing and the Amended Registration Statement. If you have further comments, please feel free to contact our counsel, Mitchell L. Lampert, Esq., Robinson & Cole LLP, at mlampert@rc.com or by telephone at 203-462-7559.

Sincerely,

/s/ Bruno Bonifacio
Bruno Bonifacio Chief Executive Officer and Director

cc:	Mitchell L. Lampert, Esq. Robinson & Cole LLP

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